SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

Aries Ventures Inc.
(Name of Issuer)

Common Stock, par value $0.04
(Title of Class of Securities)

1476191002
(CUSIP Number)

Lawrence D. Hui, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, New York, New York 10176 Tel: (212) 986-6000 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 11, 2000
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                  SCHEDULE 13D
Page 11 of 11

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott Associates, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  1,293,232

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  1,293,232

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,293,232

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*    [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  31.2%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Westgate International, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  1,266,264

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,266,264

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  1,266,264

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  30.6%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott International Capital Advisors, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  1,266,264

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,266,264

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  1,266,264

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  30.6%

14.      TYPE OF REPORTING PERSON*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  Security and Issuer

         This statement is filed pursuant to Rule 13d-2(e) with respect to the shares of common stock (the "Common Stock") of Aries Ventures Inc. (formerly known as Casmyn Corp.) (the "Issuer") beneficially owned by the Reporting Persons specified herein as of May 9, 2000 and amends and supplements the
Schedule 13D dated June 11, 1999 (the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 2.  Identity and Background

         (a)-(c) The names of the persons filing this statement on Schedule 13D are: Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries ("Elliott"), Westgate International, L.P., a Cayman Islands limited partnership ("Westgate") and Elliott International Capital Advisors, Inc., a Delaware corporation ("International Advisors"), which was formerly known as Martley International, Inc.

         Paul E. Singer ("Singer") and Elliott Capital Advisors, L.P., a Delaware limited partnership ("Capital Advisors"), which is controlled by Singer, are the general partners of Elliott. Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), is the sole general partner of Westgate. International Advisors is the investment manager for Westgate. International Advisors expressly disclaims equitable ownership of and pecuniary interest in any Common Stock.

         ELLIOTT

         The business address of Elliott is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

         The principal business of Elliott is to purchase, sell, trade and invest in securities.

         SINGER

         Singer's business address is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

         Singer's principal occupation or employment is that of serving as general partner of Elliott and Capital Advisors and president of International Advisors.

         CAPITAL ADVISORS

     The business address of Capital Advisors is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

         The principal business of Capital Advisors is the furnishing of investment advisory services.

         The names, business addresses, and present principal occupation or employment of the general partners of Capital Advisors are as follows:

NAME                   ADDRESS                       OCCUPATION
Paul E. Singer         712 Fifth Avenue 36th Floor   General partner of Elliott
                       New York, New York 10019      and Capital Advisors and
                                                     President of International
                                                     Advisors

Braxton Associates,
 Inc.                  712 Fifth Avenue 36th Floor   The principal business of
                       New York, New York 10019      Braxton Associates, Inc. is
                                                     serving as general partner
                                                     of Capital Advisors

         The name, business address, and present principal occupation or employment of the sole director and executive officer of Braxton Associates, Inc. are as follows:

NAME                          ADDRESS                      OCCUPATION
Paul E. Singer          712 Fifth Avenue              General partner of Elliott
                        36th Floor                    and Capital Advisors and
                        New York, New York  10019     President of International
                                                      Advisor
WESTGATE

         The business address of Westgate is Westgate International, L.P., c/o HSBC Financial Services (Cayman) Limited, P.O. Box 1109, Mary Street, Grand Cayman, Cayman Islands, British West Indies.

         The principal business of Westgate is to purchase, sell, trade and invest in securities.

         The name, business address, and present principal occupation or employment of the general partner of Westgate are as follows:

NAME                          ADDRESS                      OCCUPATION
Hambledon, Inc.        c/o HSBC Financial            General partner of Westgate
                       Services(Cayman) Limited
                       P.O. Box 1109
                       Mary Street
                       Grand Cayman
                       Cayman Islands
                       British West Indies

HAMBLEDON, INC.

         The name, business address, and present principal occupation or employment of the sole director and executive officer of Hambledon are as follows:

NAME                          ADDRESS                      OCCUPATION
Paul E. Singer          712 Fifth Avenue              General partner of Elliott
                        36th Floor                    and Capital Advisors and
                        New York, New York  10019     President of International
                                                      Advisors

         ELLIOTT INTERNATIONAL CAPITAL ADVISORS, INC.

         The business address of International Advisors is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

         The  principal  business  of  International   Advisors  is  to  act  as
investment manager for Westgate.

         The name, business address, and present principal occupation or employment of the sole director and executive officer of International Advisors are as follows:

NAME                          ADDRESS                      OCCUPATION
Paul E. Singer          712 Fifth Avenue              General partner of Elliott
                        36th Floor                    and Capital Advisors and
                        New York, New York 10019      President of International
                                                      Advisors

         (d) and (e) During the last five years, none of the persons or entities above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) All of the natural persons listed above are citizens of the United States of America.

ITEM 3.  Source and Amount of Funds or Other Consideration

         The source and amount of funds used by Elliott in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $1,058,488

         The source and amount of funds used by Westgate in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $943,238

ITEM 4.  Purpose of Transaction

         Each of Elliott and Westgate acquired the Common Stock beneficially owned by it in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities. International Advisors has acted as investment manager with respect to Westgate's acquisition of beneficial ownership of Common Stock.

         Depending upon market conditions and other factors that it may deem material, each of Elliott and Westgate may purchase additional shares of Common Stock or related securities or may dispose of all or a portion of the Common
Stock or related securities that it now beneficially owns or may hereafter acquire.

         Elliott, Westgate and International Advisors disclaim any further existence of a group among them and JMG Capital Partners, L.P. or Edmond O'Donnell.




ITEM 5.  Interest in Securities of the Issuer

         (a) Elliott beneficially owns 1,293,232 shares of Common Stock, constituting 31.2% of all of the outstanding shares of Common Stock.

         Together, Westgate and International Advisors beneficially own an aggregate of 1,266,264 shares of Common Stock, constituting 30.6% of all of the outstanding shares of Common Stock.

         Elliott, Westgate and International Advisors' aggregate beneficial ownership of Common Stock equals 2,559,496 shares, comprising 53.5% of all of the outstanding shares of Common Stock.

         (b) Elliott has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

         Westgate has the shared power with International Advisors to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Westgate. Information regarding each of Westgate and International Advisors is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

         (c) On March 31, 2000, the Issuer's Second Amended Plan of Reorganization (the "Plan") was confirmed by the United States Bankruptcy Court for the Central District of California. Pursuant to the Plan, each share of the Issuer's First Convertible Preferred Stock was converted into 5.27 shares of Common Stock and the Issuer effected a 1 for 500 reverse stock split, each effective April 11, 2000. In addition, under the Plan, warrants were issued to all holders of Common Stock on a one-for-one basis, after giving effect to the conversion and the reverse split discussed in the previous sentence. All of the shares of Common Stock currently beneficially owned by Elliott, Westgate and International Advisors were acquired by such parties pursuant to the Plan.

         No other transactions with respect to the Common Stock were effected by Elliott, Westgate or International Advisors during the past sixty (60) days.

         (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

         No person other than Westgate and International Advisors has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Westgate and International Advisors.

         (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Elliott has participated a portion of its shares of Common Stock to Westgate pursuant to a participation agreement. Elliott disclaims beneficial ownership of the shares of Common Stock so participated.

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: May 9, 2000                  ELLIOTT ASSOCIATES, L.P.
                                    By: Elliott Capital Advisors, L.P.,
                                        as general partner

                                            By: Braxton Associates, Inc.,
                                                     as general partner


                                                     By: /s/ Elliot Greenberg
                                                              Elliot Greenberg
                                                              Vice President


             WESTGATE INTERNATIONAL, L.P.
             By: Elliott International Capital Advisors, Inc.
                 as attorney-in-fact


                 By: /s/ Elliot Greenberg
                         Elliot Greenberg
                         Vice President


                                    ELLIOTT INTERNATIONAL CAPITAL ADVISORS, INC.


                                            By: /s/ Elliot Greenberg
                                                     Elliot Greenberg
                                                     Vice President